UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ESSEX RENTAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

297187106
(CUSIP Number of Common Stock Underlying Warrants)

Martin A. Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089
(847) 215-6500
Fax: (847) 215-6535
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$14,400,000	$1,026.72
_______________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Essex Rental Corp. (the “Company”) is offering to the holders of up to 8,000,000 of the Company’s (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), the opportunity  to exercise such warrants by tendering three (3) warrants for one (1) share of common stock, on a cashless basis (the “Offer”). The amount of the filing fee assumes that 8,000,000 warrants (the maximum number of warrants that the Company will accept in the Offer) will be exercised in the Offer.  The filing fee is  calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of the Public Warrants on June 7, 2010, which was $1.80.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,073.00
Form or Registration Number:  Schedule TO
Filing Party:  Essex Rental Corp.
Date Filed:  May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) filed by Essex Rental Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 thereto filed with the SEC on June 9, 2010, Amendment No. 2 thereto filed with the SEC on June 10, 2010 and Amendment No. 3 thereto filed with the SEC on June 11, 2010 (the Original Schedule TO, as previously amended, the “Schedule TO”).  The Schedule TO relates to the offer by the Company upon the terms and conditions set forth in the Offer Letter, dated May 10, 2010, as amended and supplemented by the Supplement to Offer Letter, dated June 11, 2010, and the related Amended and Restated Letter of Transmittal (which together constitute the “Offer”), to temporarily modify the terms of the Company's (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), to permit holders of up to 8,000,000 Warrants to tender such Warrants for exercise on a cashless basis.  The Offer provided that for each three Warrants tendered, the holder would receive one share of Common Stock, without paying a cash exercise price, subject to the oversubscription, proration and other terms and conditions of the Offer.

Pursuant to the Offer, a total of 7,642,674 Warrants were tendered for cashless exercise.  Our officers and directors tendered an aggregate of 936,840 Warrants in the Offer.  As a result of the exercise of Warrants, 2,547,558 shares of Common Stock were issued.  The Offer expired at 5:00 p.m., New York City time, on June 29, 2010.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(13)    Press Release, dated June 30, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSEX RENTAL CORP.

By:	/s/ Martin A. Kroll
Name:	Martin A. Kroll
Title:	Chief Financial Officer

Date: June 30, 2010